

Mail Stop 3720

April 22, 2010

Mr. Michael P. Huseby
Chief Financial Officer
Cablevision Systems Corporation
CSC Holdings, LLC
1111 Stewart Avenue
Bethpage, NY 11714

   RE: **Cablevision Systems Corporation**
      CSC Holdings, LLC
      Form 10-K for the year ended December 31, 2009
      Filed February 25, 2010
      File No. 1-14764 and 1-9046

Dear Mr. Huseby:

   We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 6 Selected Financial Data, page 42

1. Refer to footnote 4 at the bottom of page 44. Please explain to us what you mean by "For purposes of this calculation, both revenue and average number of basic video customers exclude the Company's Optimum Lightpath operations because Optimum Lightpath's third-party revenues are unrelated to the Company's cable television system customers."

Critical Accounting Policies, page 53

2. We note that your cable television franchises indefinite-lived intangible assets accounted for approximately 8% of total assets as of December 31, 2009.   In light of the significance of the cable franchises, please disclose the following information for each unit of accounting (with a material license balance) that faces impairment risk:

   • A description of key assumptions that drive fair value in your discounted cash flow methodology. Addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.
   For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Please provide us with your proposed disclosure in response to this comment.

Note 16. Benefit Plans, page I-65

3. We note that your expected rate of return on plan assets was reduced to 4.00% for the year ended December 31, 2009 versus 7.41% for the year ended December 31, 2008, a 46% decrease. We also note on page I-71 that you did reallocated your assets by 8% and 7% for the Cablevision's Plan and the MSG Plans, respectively, to include more cash equivalents versus fixed income securities. However, we are not clear as to why a 7-8% reallocation would impact the expected rate of return on plan assets by approximately 46%. Please explain and provide your analysis.

4. We note on page I-71 that your plan asset allocation for your Cablevision's Pension Plan and your plan asset allocation for your MSG and MSG Union Plans are significantly different. For example at December 31, 2009 the Cablevision Pension Plan had 37% in fixed income securities and 63% in cash equivalents while your MSG Plans had 68% in fixed income securities and 32% in cash equivalents. However on pages I-69 and I-70, it appears that the expected rate of return on plan assets for your Cablevision and MSG Plans is exactly the same (4.00% for the year ended December 31, 2009). Please explain

why the expected rate of return is the same for pension plans that have significantly different plan asset and investment policies. Refer to your basis in accounting literature.

Note 21. Other Matters, page I-88

5. We note that New York State Department of Taxation and Finance has concluded their audit for the period June 1, 2006 through November 30, 2007 and has issued a Notice of Determination totaling approximately $16,000,000. You also state that you intend to contest the determination vigorously and have not accrued any provision for such a claim. Please tell us and disclose why you believe that you will not have to pay any amount and therefore a provision for this claim is not necessary Refer to your basis in accounting literature

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director